November 10, 2010

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On September 20, 2010, Northern Lights Fund Trust (the "Registrant"), on behalf of the Arrow Commodity Trend Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 176 to its registration statement under the Securities Act of 1933 on Form N-1A.  On October 29, 2010, you provided comments with respect to the Fund.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS

1.

Comment.  Please consider adding "Strategy" to the Fund's name to reduce the chances of investor confusion and more clearly identify the Fund as one investing under a commodity strategy rather than investing in commodities.

Response.  The Registrant believes that, when viewed as a whole, the name (Arrow Commodity Trend Fund) invokes investing in deference to the price trends of commodities without the addition of the word strategy and that the addition of the word strategy might tend to diminish the clarity of the Fund's investment purpose in the eyes of prospective shareholders.

2.

Comment.  Under section entitled "Principal Investment Strategies," please identify the types of securities in which the Fund will invest.

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771

November 10, 2010

Response.  The Registrant has amended the security type disclosure under "Principal Investment Strategies," to include specific types of securities used to achieve the Fund's investment objective.

3.

Comment.  Under section entitled "Principal Investment Strategies," please include disclosure that makes clear the fund is not a traditional "index fund" such as one that seeks to match the returns of the S&P 500 Index.

Response.  After consultation with Fund's adviser, the Registrant believes that it would be confusing to prospective investors to attempt to disclaim or distinguish the Fund from the "index" concept because the Fund seeks to achieve returns that are highly correlated to those of an index, albeit a commodity index rather than a securities index.

4.

Please amend the disclosure describing derivative instruments to specify that they may be used for hedging, as substitutes for securities and for speculation, as consistent with the adviser's investment strategy. See Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").  Additionally, please assure risk disclosures are consistent with the strategy-specific use of derivatives, e.g. leverage.

Response.  The Registrant has amended its current description of using derivatives as a substitute for commodities to make clearer that derivatives are employed to produce return that are highly correlated to commodities.

5.

Comment.  Under section entitled "Principal Investment Strategies," please provide additional details explaining how securities and derivatives are combined to produce returns that match those of the benchmark.

Response.  The Registrant has amended its current description of the adviser's techniques used to select securities and derivatives that are highly correlated to those of the commodity futures which compose the benchmark.

6.

Comment.  Because the Fund describes repurchase agreement risk and structured note risk under the section entitled "Principal Investment Risks", please assure that the section entitled "Principal Investment Strategies" has corresponding disclosures.

November 10, 2010

Response.  The Registrant has added structured notes to the disclosures under Principal Investment Strategies and notes that repurchase agreements are already included in this section.

7.

Comment.  Please provide assurances that the Subsidiary will be managed in accordance within the restrictions of the Investment Company Act.

Response.  The Registrant so assures and notes that the Prospectus discloses that t he Subsidiary will be subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Fund.

8.

Comment.  Please provide assurances that the Fund will invest its assets primarily in securities.

Response.  The Registrant so assures.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

November 10, 2010

/s/ JoAnn M. Strasser

JoAnn M. Strasser